Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is an Integration Update to NXP Employees from Rick Clemmer which is distributed on May 13, 2015.

INTEGRATION

UPDATE 03

INTEGRATION RIGHT ON COURSE

BUILDING A STRONGER ORGANIZATION TOGETHER

Wednesday, May 13

To: Posted to merger website of both companies only

We are making good progress on the integration and have now completed the baselining phase, identifying and solidifying the processes and way of working at both companies. In order to accelerate into the design phase of the combined entity, we will soon appoint a series of decision makers within the new structure. In this phase of the integration, members of the management team (MT) for the combined entity are now selecting their direct reports under the proposed merger. The primary goal is to create the best team possible from the combined talent of Freescale and NXP through a consistent process and selection criteria, matching the needs of the business with talent and knowledge from both companies, that we expect to complete by 27 May. We will keep you updated on how this process will run for the rest of the organization as often as we can.

Under the leadership of the Integration Management Office (IMO), major work activities have been mapped, and the appropriate structure around the merger process determined. Integration workstreams and their respective leads have also been identified, as follows:

Please note: Most workstreams require a designated lead from both NXP and Freescale, though some do not. In these cases, a single lead will be responsible for the workstream covering both companies.

Workstream	Freescale Lead	NXP Lead

IMO Lead

	Karen Rapp	Henri Ardevol

	—	Maarten Dirkzwager

IMO Support:

Master Planning	Kevin Klein	Jeroen Kemp

	Jandeep Kang	Sander Verbrugge

Controlling	Chris Hartman	Edwin van de Kerkhof

Biz Processes & Systems	Shelly VanDyke	Johan de Groote

People, Org. Chg. Mgmt.	Paul Gray, Laurie Hahn	Stefan Hermans

And Communications	John Dixon	—

Day 1 Readiness	—	Martin Gruber

Workstream

Regulatory Approvals	John Holmes	Charles Smit

Filings	Dathan Voelter	Jean Schreurs

Financing	Steve Goel	Luc de Dobbeleer

Legal Entity Structure	Giovanni Pacelli	Erik Fredriks

S&C	Gowri Chindalore	Rutger Vrijen

	Junaid Ahmed	—

Automotive	Benny Chang	Meindert van den Beld

	Ronen Shtayer	—

Digital Networking	Tom Deitrich	—

Standard Products	—	Gerton Jansen

Sales	Doug Richardson	Peter Austin

Technology	Chris Collins	Rob Frijns

SCM	Keivan Keshvari	Andre Klabbers

Internal Manufacturing	Keivan Keshvari	Theo Alders

External Manufacturing	Keivan Keshvari	Komin Chang

Procurement	Ani Patwardhan	Ulf Sparka

Quality	Kevin Welp	Leon Sintnicolaas

IT	Andrew Percy	Olli Hyyppa

	—	Marc de Haan

Corporate Finance	Randy Hyzak	Julien Deregnaucourt

Business Finance	Kevin Speirits	Bill Betz

Manufacturing Finance	Neill Reynolds	John Coyne

Treasury	Steve Goel	Luc de Dobbeleer

Tax & Export Control	Giovanni Pacelli	Erik Fredriks

Audit	Anthony Guzaldo	Hans Adriaans

Compensation & Benefits and HR Service Delivery	Chris Jensen	Ommar Butt Jan Vernon

Legal	John Holmes	Charles Smit

IP	Changhae Park	John Schmitz

Real Estate	Jean-Marc Henry	Greg Stuck

Facilities	Jean-Marc Henry	—

Integration Workshop

From May 6th to 7th, the IMO led the first Integration Workshop at Freescale HQ in Austin, Texas. The workshop, with workstream leads, was two focused days spent planning and establishing deliverables for the integrated company. Comprising more than 40 group working sessions between workstreams, a key aspect of the workshop was agreeing on a baseline harmonization of the many different functions and processes of both companies. This meant agreeing on scope, and clearly identifying owners for specific initiatives. A core focus of the two days was getting the right people from both companies talking to each other, and them building plans together for the integrated company. We also discussed Day 1—the first day as a combined company and plans for the preparation of this important milestone.

Overall, there was a lot of positive energy and great teamwork from all participants throughout the workshop. Discussions around the benefits of the merger were especially energizing. It was evident that everyone is passionate and dedicated to the success of the combined entity.

We will continue to update you as work continues on the proposed merger. Please refer to the merger webpage for the most up-to-date information (URL).

Rick Clemmer (NXP audience)

Karen Rapp (FSL audience)

Enter Legal legends NXP and FSL here